FILED PURSUANT TO RULE 424(b)(3)
FILE NO. 333-145949

AMERICAN REALTY CAPITAL TRUST, INC.
SUPPLEMENT NO. 2 DATED MARCH 3, 2011
TO THE PROSPECTUS DATED DECEMBER 13, 2010

This prospectus supplement (this “Supplement No. 2”) is part of the prospectus of American Realty Capital Trust, Inc. (“we,” the “REIT,” “ARCT” or “Company”), dated December 13, 2010 (the “Prospectus”) and should be read in conjunction with the Prospectus and Supplement No. 1, dated January 7, 2011. This Supplement No. 2 supplements, modifies or supersedes certain information contained in the Prospectus and Supplement No. 1. This Supplement No. 2 will be delivered with the Prospectus and Supplement No. 1.

The purpose of this Supplement No. 2 is to (i) update our previous disclosure regarding the status of our offering, (ii) disclose recently completed acquisitions of real estate investments and (iii) disclose potential acquisitions of real estate investments.

Status of the Offering

We commenced our initial public offering of 150.0 million shares of common stock on January 25, 2008. As of February 15, 2011, we had issued 72.9 million shares of common stock. Total gross proceeds from these issuances were $712.5 million. As of February 15, 2011, the aggregate value of all share issuances and subscriptions outstanding was $721.2 million based on a per share value of $10.00 (or $9.50 per share for shares issued under the DRIP).

On August 5, 2010, we filed a registration statement on Form S-11 with the U.S. Securities and Exchange Commission, or the SEC, to register $325 million of common stock for the follow-on offering to our initial public offering. Our initial public offering was originally set to expire on January 25, 2011. However, as permitted by Rule 415 of the Securities Act of 1933, as amended, we will now continue our initial public offering until the earlier of July 25, 2011, or the date that the SEC declares the registration statement for the follow-on offering effective.

Shares Currently Available for Sale

As of February 15, 2011, there were 77.9 million shares of our common stock available for sale, excluding shares available under the DRIP.

Real Property Investments

The following disclosure is to be added to the section of the Prospectus entitled “Real Property Investments” on pages 105-135.

Citizens Bank Portfolio

On January 26, 2011, we acquired two freestanding, fee simple Citizens Bank properties in Stickney, Illinois and Oak Lawn, Illinois for a purchase price of $3.8 million. The tenant of the properties is Citizens Financial Group, Inc., or Citizens, a subsidiary of Royal Bank of Scotland Group plc. The properties contain 14,307 square feet of gross leasable area.

The original lease terms at commencement were 13 years for the Stickney property and 10 years for the Oak Lawn property, with an average of 7.9 years currently remaining. The leases each contain annual rent escalations of 2.5% after August 2012. The leases also each provide for three renewal options of five years each. The leases are triple net whereby Citizens is required to pay all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The average annual base rent for the initial term is approximately $347,000.

We funded the acquisition of the properties with $800,000 of proceeds from the sale of our common stock and the assumption of the outstanding debt balance of $3.0 million. The in-place debt is secured by the Oak Lawn property, has an interest rate of 6.30% and matures on August 11, 2011.

Citizens Financial Group, Inc. is the US banking arm of Royal Bank of Scotland Group, plc (NYSE: RBS). Through its subsidiaries, RBS Citizens and Charter One Bank, Citizens has a network of bank branches operating in 12 states with approximately a third of the banks located in supermarkets. Citizens also operates a network of non-branch banking offices throughout the United States. Citizens is headquartered in Providence, Rhode Island.

QuikTrip

On January 28, 2011, we acquired a free standing, fee simple QuikTrip gas station and convenience store in Decatur, Georgia for a purchase price of $3.3 million. The tenant of the property is QuikTrip Corporation, or QuikTrip. The property contains 4,555 square feet of gross leasable area.

The original lease term at commencement was 15 years with 13.0 years currently remaining. The lease contains no rent escalations during the primary term and provides for seven renewal options of five years each. The lease is triple net whereby QuikTrip is required to pay all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The average annual base rent for the initial term is approximately $291,000.

We funded the acquisition of the property with proceeds from the sale of our common stock. We may finance the acquisition post-closing, however, there is no guarantee that we will be able to obtain financing on terms that we believe are favorable or at all.

QuikTrip Corporation is a privately held company that operates fuel convenience stores and travel centers in the mid-west and southern regions of the United States. It offers gasoline and truck fleet diesel as well as food and beverage products. Founded in 1958, the company is based in Tulsa, Oklahoma.

Dillon

On January 31, 2011, we acquired a build-to-suit, free standing, fee simple Dillon grocery store in Lawrence, Kansas for a purchase price of $5.1 million. The tenant of the property is Dillon Companies, Inc., a Kansas corporation (d/b/a Dillon Stores), a division of The Kroger Company (NYSE: KR). The Kroger Company has guaranteed Dillons’ obligations under the lease. The property contains 56,451 square feet of gross leasable area.

The original lease term at commencement was 30 years with 8.7 years currently remaining. The lease contains no contractual rent escalations during the primary term and provides for three renewal options of five years each. The lease is triple net whereby Dillons is required to pay all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The average annual base rent for the initial term is approximately $396,000.

We funded the acquisition of the property with proceeds from the sale of our common stock. We may finance the acquisition post-closing, however, there is no guarantee that we will be able to obtain financing on terms that we believe are favorable or at all.

Dillons is a grocery supermarket chain based in Hutchinson, Kansas. Dillons operates grocery stores throughout Kansas with a particular concentration of stores in the Wichita metropolitan area and Topeka.

The Kroger Company currently files its financial statements in reports filed with the SEC.

The Kroger Company (NYSE: KR) is one of the largest retail food companies in the United States as measured by total annual sales. The company’s stores offer full service grocery and pharmacy departments, as well as a general merchandise area which includes outdoor living products, electronics, home goods and toys. The company operates supermarket and multi-department stores under two dozen banners, including Kroger, Ralphs, Fred Meyer, Food 4 Less, King Soopers, Smith’s, Fry’s, Fry’s Marketplace, Dillons, QFC, and City Market, some of which include fuel centers. In addition, the company operates convenience stores and fine jewelry stores. Founded in 1883 by Barney Kroger, the company is based in Cincinnati, Ohio.

Wawa

On January 31, 2011, we acquired two free standing, fee simple Wawa gas and convenience stores located in Yorktown, Virginia and Allentown, Pennsylvania for a purchase price of $17.2 million. The tenant of the properties is Wawa Inc., or Wawa. The properties contain 12,433 square feet of gross leasable area.

The original lease terms at commencement were 20 years with 16.2 years currently remaining. The leases contain no contractual rent escalation during the primary terms but contain six renewal options of five years each. The leases are triple net whereby Wawa is required to pay all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The average annual base rent for the initial term is approximately $1.2 million.

We funded the acquisition of the properties with proceeds from the sale of our common stock. We may finance the acquisition post-closing, however, there is no guarantee that we will be able to obtain financing on terms that we believe are favorable or at all.

Wawa Inc. operates a chain of convenience stores in Pennsylvania, New Jersey, Delaware, Maryland and Virginia. The convenience stores offer breakfast, salads, sandwiches, soups, frozen products, dairy products, snacks and gasoline.

Walgreen Co. Portfolio

On January 31, 2011, we acquired nine freestanding fee simple Walgreens pharmacies for a purchase price of $54.6 million. The tenant of the properties is Walgreen Eastern Co., Inc., or Walgreens. Walgreen Co. has guaranteed Walgreen’s obligations under the leases. The properties contain 122,963 aggregate square feet of gross leasable area. Set forth below are the locations and ownership of each of the properties:

Address	City	State	Ownership
9050 Erie Road	Angola	NY	Fee Simple
301 Genesee Street	Auburn	NY	Fee Simple
Mt Read & Maiden Lane	Greece	NY	Fee Simple
Long Pond & Ridge Road	Greece	NY	Leasehold
East Ridge Road & Hudson Avenue	Irondequoit	NY	Fee Simple
Union Road & Michael Road	Orchard Park	NY	Fee Simple
226 Liberty Street	Penn Yan	NY	Fee Simple
Broad Street & Cornelia Street	Plattsburgh	NY	Fee Simple
2329 James Street	Syracuse	NY	Fee Simple

The original lease terms at commencement were 25 years with an average of 23.9 years remaining. Eight of the leases do not contain contractual rental escalations. One of the leases contains a contractual rental escalation of 10% in year 10 and year 25. The leases are triple net whereby Walgreens is required to pay all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The average annual base rent for the initial term is $3.8 million.

We funded the acquisition of the properties with $45.2 million of proceeds from the sale of our common stock and the assumption of the outstanding debt balance of $9.4 million. The in-place debt is secured by the properties located in Irondequoit, New York and Penn Yan, New York, has a 5.9% interest rate, 25 year amortization and matures on January 1, 2015.

On February 28, 2011, we acquired a freestanding, fee simple Walgreens pharmacy in Martinsville, Virginia for a purchase price of $5.5 million. The tenant of the property is Walgreens. Walgreen Co. has guaranteed Walgreen’s obligations under the leases. The property contains 13,650 square feet of gross leasable area.

The original lease term was 25 years with approximately 22.7 years currently remaining. The lease has no rental escalations. The lease is triple net whereby Walgreens is required to pay all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The average annual base rent for the initial term is approximately $401,000.

We funded the acquisition of the property with proceeds from the sale of our common stock. We may finance the acquisition post-closing, however, there is no guarantee that we will be able to obtain financing on terms we believe are favorable or at all.

The preceding acquisitions increase the size of our Walgreens portfolio to 28 properties.

Walgreens currently files its financial statements in reports filed with the SEC. Please see our Supplement No. 1 for a summary financial data regarding Walgreens taken from such filings.

Walgreen Co. (NYSE: WAG) operates a chain of drugstores in the United States. The drugstores sell prescription and non-prescription drugs, and general merchandise. Its general merchandise comprises household items, personal care, convenience foods, beauty care, photofinishing, candy, and seasonal items. The company provides its services through drugstore counters, as well as through mail, telephone, and the Internet. Walgreens operates locations comprising drugstores, worksite facilities, home care facilities, specialty pharmacies, and mail service facilities. It also owns strip shopping malls. The company was founded in 1901 and is based in Deerfield, Illinois.

DaVita Dialysis Portfolio

On February 3, 2011, we acquired two freestanding, fee simple DaVita Dialysis Centers in Abbeville, South Carolina and Shreveport, Louisiana and we also acquired a free standing, fee simple DaVita Dialysis Center in Okmulgee, Oklahoma on February 24, 2011 for a total purchase price of $5.5 million. The tenant of the properties is Total Renal Care, Inc. DaVita, Inc. has guaranteed the obligations of Total Renal Care, Inc. under the leases. The properties contain an aggregate 16,354 square feet of gross leasable area.

The original lease terms at commencement were 12 years, with an average of 10.9 years currently remaining. The leases contains annual rent escalations of 2% during the primary lease term and provide for two renewal options of five years each. The leases are triple net whereby DaVita, Inc. is required to pay all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The average annual base rent for the initial term is approximately $491,000.

We funded the acquisition of the property with proceeds from the sale of our common stock. We may finance the acquisition post-closing, however, there is no guarantee that we will be able to obtain financing on terms we believe are favorable or at all.

The preceding acquisitions increase the size of our DaVita Dialysis portfolio to 4 properties.

DaVita, Inc. currently files its financial statements in reports filed with the SEC.

DaVita, Inc. (NYSE: “DVA”) is a provider of dialysis services in the United States. DaVita, Inc. also provides dialysis services to over 700 hospitals and related laboratory services. DaVita, Inc. was incorporated in 1994 as Total Renal Care, Inc.

CVS Pharmacy Portfolio

On February 7, 2011, we acquired a freestanding, fee simple CVS Pharmacy in King George Virginia for a purchase price of $5.2 million. The tenant of the property is Virginia CVS Pharmacy, L.L.C. CVS Caremark Corporation, or CVS, has guaranteed the obligations of Virginia CVS Pharmacy, L.L.C. under the lease. The property contains 13,338 square feet of gross leasable area.

The lease commenced on February 5, 2011 and has a 25 year term with no rent escalations during the primary term. The lease is triple net whereby CVS is required to pay all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The average annual base rent for the initial term is approximately $377,000.

We funded the acquisition of the property with proceeds from the sale of our common stock. We may finance the acquisition post-closing, however, there is no guarantee that we will be able to obtain financing on terms we believe are favorable or at all.

The preceding acquisition increases the size of our CVS portfolio to 27 properties.

CVS currently files its financial statements in reports filed with the SEC and the following summary financial data regarding CVS are taken from such filings (in millions):

	Year Ended December 31,
	2010	2009	2008
Total Revenue	$96,413	$98,729	$87,472
Net Income	3,424	3,696	3,212

	December 31,
	2010	2009	2008
Cash and Equivalents	$1,427	$1,086	$1,352
Total Assets	62,169	61,641	60,960
Long Term Debt	8,652	8,756	8,057
Total Liabilities	24,469	25,872	26,386
Total Stockholder Equity	37,700	35,768	34,574

For more detailed information about CVS, please refer to its financial statements, which are publicly available on the SEC’s website at http://www.sec.gov.

CVS Caremark Corporation is a pharmacy services company, which provides prescriptions and related healthcare services in the United States. CVS operates through two segments: Pharmacy Services and Retail Pharmacy. The Pharmacy Service segment provides a range of prescription benefit management services, including mail order pharmacy services, specialty pharmacy services, plan design and administration, formulary management, and claims processing. This segment serves primarily employers, insurance companies, unions, government employee groups, managed care organizations and other sponsors of health benefit plans, and individuals. The Retail Pharmacy Segment sells prescription drugs, over-the-counter drugs, beauty products and cosmetics, photo finishing, seasonal merchandise, greeting cards, and convenience foods through its pharmacy retail stores, and online. This segment also provides health care services. CVS was founded in 1892 and is headquartered in Woonsocket, Rhode Island.

Automated Trading Desk

On February 18, 2011, we acquired a freestanding, fee simple office building leased to Automated Trading Desk, LLC, a wholly-owned subsidiary of Citigroup, Inc., or Citigroup, in Mount Pleasant, South Carolina for a purchase price of $27.3 million. The tenant of the property is Automated Trading Desk, LLC. Citigroup has guaranteed the obligations of Automated Trading Desk under the lease. The property contains 64,036 square feet of gross leasable area.

The original lease term at commencement was 20 years with 14.6 years currently remaining. The lease contains annual rental escalations which are based on the Consumer Price Index. The lease is double net with the stipulation that the landlord is responsible for the roof, foundation and structure of the building. The lease provides for four renewal options of five years each. The average annual base rent for the initial term is $1.8 million.

We funded the acquisition of the property with proceeds from the sale of our common stock. Subsequently we financed the property with a mortgage loan in the amount of $13.8 million. The loan bears interest at 5.58% and requires interest only payments until maturity in ten years.

Founded in 1988, Automated Trading Desk, LLC is headquartered at the property in Mount Pleasant, South Carolina. The company specializes in high volume, high speed, computer generated trading of securities. Automated Trading Desk, LLC has proprietary expert systems that capture and analyze vast amounts of market data, and through the use of algorithms, predict very short-term price movements in individual stocks. The primary purpose of these price prediction algorithms is to reduce the “adverse selection” risk faced by limit order traders and market makers whose orders and quotes are displayed to the entire market. The company offers automated execution solutions in all domestic equity markets, including the listed, over-the-counter, exchange traded fund and bulletin board/pink sheet marketplaces.

Citigroup, Inc. currently files its financial statements with the SEC.

Citigroup, Inc. (NYSE: “C”) is a global financial services company that provides consumers, corporations, governments, and institutions with a range of financial products and services, including consumer banking, credit cards, corporate and investment banking, securities brokerage, and wealth management. The company has two primary segments: Citicorp and Citi Holdings. The Citicorp segment operates as a global bank for businesses and consumers. The Citi Holdings segment has three businesses: (i) brokerage and asset management; (ii) local consumer lending; and (iii) special asset pool. The brokerage and asset management business offers retail brokerage and asset management services. The local consumer lending business provides residential mortgage loans, personal loans, commercial real estate, and other consumer loans. The special asset pool business is a portfolio of securities, loans, and other assets. The company was founded in 1812 and is based in New York, New York.

Coats and Clark, Inc.

On February 18, 2011, we acquired a freestanding, fee simple Coats & Clark distribution facility in Albany, Georgia for a purchase price of $9.5 million. The tenant of the property is Coats & Clark, Inc., a division of Coats PLC. The property contains 401,512 square feet of gross leasable area.

The original lease term at commencement was 10 years with 9.9 years currently remaining. The lease is double net and provides for periodic rental escalations averaging 2% annually over the term of the lease. The average annual base rent for the initial term is approximately $937,000.

We funded the acquisition of the property with proceeds from the sale of our common stock. We may finance the acquisition post-closing, however, there is no guarantee that we will be able to obtain financing on terms we believe are favorable or at all.

Coats & Clark, the American division of Coats PLC, is the part of the world’s largest textile/thread manufacturing company. Coats began selling its thread in the United States in the 1830s.

Coats PLC is the world’s is largest sewing thread and needlecraft supplies manufacturer, processor, and distributor. The company makes and sells thread, zippers, yarn, specialty textiles and related goods. Coats PLC has the largest market share in the world of needlecrafts. Coats PLC is a wholly owned subsidiary of the Guinness Peat Group, an investment holding company listed on the London, New Zealand and Australian Stock Exchanges.

Potential Property Investments

The following disclosure is to be added to the section of the Prospectus entitled “Potential Property Investments” on pages 135-136.

On January 20, 2011 our board of directors approved the following property acquisitions. Although we believe that the acquisition of the properties is probable, there can be no assurance that the acquisitions will be consummated.

Walgreens Portfolio and Tim Hortons

We anticipate acquiring two freestanding Walgreens pharmacies located in South Burlington, Vermont and Auburn, New York, and a Tim Horton corporate store in Auburn, New York for a purchase price of approximately $10.4 million.

The tenants of the Walgreens properties will be Walgreen Eastern Co., Inc., or Walgreens. The South Burlington property has a leasehold ownership interest and the Walgreens Auburn property has a fee simple ownership interest. The South Burlington property contains approximately 26,000 square feet of gross leasable area and the Auburn property contains approximately 15,000 square feet of gross leasable area.

The tenant of the Tim Hortons property will be Tim Donut U.S. Limited. The property contains approximately 2,400 square feet of gross leasable area.

The original lease term for both Walgreens properties was 25 years with 24.7 years currently remaining for the South Burlington property and 20.7 years remaining for the Auburn property. The leases are triple net whereby Walgreens is required to pay all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The initial annual base rent is approximately $876,000.

The original lease term for the Tim Hortons property is 10 years with 7.7 years currently remaining. The lease provides for 10% rent escalations every five years. The lease is triple net whereby Tim Horton is required to pay all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The initial annual base rent is approximately $45,000.

We intend to fund the acquisition of the properties with proceeds from the sale of our common stock. We may finance the acquisition post-closing, however, there is no guarantee that we will be able to obtain financing on terms we believe are favorable or at all.

Tim Hortons Inc. (NYSE: THI) develops, franchises and operates quick service restaurants primarily in Canada and the United States. It offers premium coffee, cappuccinos, specialty teas, soups, sandwiches, breakfast sandwiches, baked goods and donuts. Tim Hortons opened its first restaurant in Hamilton, Ontario in 1964.

The preceding acquisitions will increase the size of our Walgreens portfolio to 30 properties.

DaVita Dialysis Portfolio

We anticipate acquiring three freestanding, fee simple DaVita Dialysis Centers in Arkansas and Alabama for a purchase price of approximately $5.4 million. The tenant of the properties will be DaVita, Inc. The properties contain an aggregate of approximately 16,000 square feet of gross leasable area. Although we believe that the acquisitions of the properties are probable, there can be no assurance that the acquisitions will be consummated.

The original lease terms for each of the property is 12 years with an average of approximately 11.2 years currently remaining. The leases contains annual rent escalations of 2% during the primary lease term and provide for two renewal options of five years each. The leases are triple net whereby DaVita, Inc. is required to pay all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The initial annual base rent is approximately $572,000.

We anticipate acquiring one freestanding, fee simple DaVita Dialysis Centers in Wilmington, North Carolina for a purchase price of approximately $6.6 million. The tenant of the property will be DaVita, Inc. The property contains an aggregate of approximately 20,000 square feet of gross leasable area.

The original lease term for the property is 15 years with an average of approximately 12.6 years currently remaining. The lease contains annual rent escalations based on the Consumer Price Index capped at 1.50% during the primary term. The lease provides for four renewal options of five years each. The lease is triple net whereby DaVita, Inc. is required to pay all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The initial annual base rent is approximately $511,000.

We intend to fund the acquisition of the properties with proceeds from the sale of our common stock. We may finance the acquisition post-closing; however, there is no guarantee that we will be able to obtain financing on terms we believe are favorable or at all.

The preceding acquisitions will increase the size of our DaVita Dialysis portfolio to 8 properties.

On February 19, 2011, our Board of Directors approved the following property acquisitions. Although we believe that the acquisition of the properties is probable, there can be no assurance that the acquisitions will be consummated.

Dollar General Portfolio

We anticipate acquiring six freestanding fee simple Dollar General stores located in Michigan for a purchase price of approximately $5.2 million. The tenant of the property will be Dolgencorp, LLC, or Dollar General. Dollar General is the wholly-owned subsidiary of Dollar General Corporation.

Set forth below are the locations and approximate square feet of gross leasable area for each property:

Location	Square Feet of Gross Leasable Area
Wellston, Michigan	9,000
Alanson, Michigan	9,000
Spring Arbor, Michigan	9,000
Buckley, Michigan	9,000
Copemish, Michigan	9,100
North Muskegon, Michigan	9,100

The original lease term for each of the properties is 15 years with an average of approximately 14.9 years currently remaining. The leases contain contractual rental escalations of 3% in year 11 and provide for five renewal options of five years each. The leases are triple net whereby Dollar General is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The initial annual base rent is approximately $455,000.

We intend to fund the acquisition of the properties with proceeds from the sale of our common stock. We may finance the acquisition post-closing; however, there is no guarantee that we will be able to obtain financing on terms we believe are favorable or at all.

The preceding acquisitions will increase the size of our Dollar General portfolio to 12 properties.

Dollar General (NYSE: DG) is a discount retailer, offering consumable basic items such as food, snacks, health and beauty aids and cleaning supplies, as well as a selection of basic apparel, house wares and seasonal items. Dollar General Corporation was founded in 1939 and is based in Goodlettsville, Tennessee.

Wal-Mart Stores, Inc. and Kohl’s Corp.

We anticipate acquiring a freestanding fee-simple Wal-Mart store in Blytheville, Arkansas and a Kohl’s store in Georgetown, Kentucky for a purchase price of approximately $22.8 million. The tenants of the properties will be Wal-Mart Stores, Inc. and Kohl’s Corp. The Wal-Mart property contains approximately 183,000 square feet of gross leasable area and the Kohl’s property contains approximately 88,000 square feet of gross leasable area.

The original lease term for the Wal-Mart property is 20 years with an average of approximately 9.3 years currently remaining. The lease does not contain contractual rental escalations. The lease provides for six renewal options of five years each. The lease is triple net whereby Wal-Mart Stores Inc. is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The initial annual base rent is approximately $903,000.

The original lease term for the Kohl’s property is 20.5 years with an average of approximately 16.1 years currently remaining. The lease does not contain contractual rental escalations. The lease provides for six renewal options of five years each. The lease is triple net whereby Kohl’s Corp. is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The initial annual base rent is approximately $728,000.

We also anticipate acquiring a Sam’s Club retail warehouse store in Augusta, Georgia and a Kohl’s retail store in Collinsville, Illinois for a purchase price of approximately $19.0 million. The tenants of the properties will be Sam’s Real Estate Business Trust and Kohl’s Corp. The Sam's Club property contains approximately 138,000 square feet of gross leasable area and the Kohl’s property contains approximately 64,000 square feet of gross leasable area.

The original lease term for the Sam’s Club property is 15 years with approximately 14.5 years currently remaining. The lease does not contain rent escalations. The lease contains 12 renewal options of five years each. The lease is triple net whereby the tenant is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The initial annual base rent is approximately $851,000.

The original lease term for the Kohl’s property is 20 years with an average of approximately 19.7 years currently remaining. The lease contains a contractual rental escalation to $495,000 in year 11. The lease provides for 10 renewal options of five years each. The lease is triple net ground lease whereby Kohl’s Corp. is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The average annual base rent for the initial term is $463,000.

We intend to fund the acquisition of the properties with proceeds from the sale of our common stock. We may finance the acquisition post-closing; however, there is no guarantee that we will be able to obtain financing on terms we believe are favorable or at all.

Wal-Mart Stores, Inc. (NYSE: “WMT”) operates retail stores in various formats worldwide. The company’s U.S. segment offers, among other items, groceries, health and beauty aids, electronics, toys, apparel, pharmacy services and housewares through discount stores, supercenters, and neighborhood markets, as well as through walmart.com. The company’s international segment includes various formats of retail stores and restaurants, including supermarkets, combination discount and grocery stores, supercenters. The company’s Sam’s Club segment offers merchandise, including hard goods, softwoods, and selected private-label items under the Member’s Mark, Bakers & Chefs and Sam’s Club brands through warehouse membership clubs in the United States, as well as through samsclub.com.

Kohl’s Corporation (NYSE: “KSS”) operates department stores in the United States. The company’s store feature private and exclusive, as well as national branded apparel, footwear, accessories, soft home products, and house wares targeted to middle-income customers. The company also offers on-line shopping on its website site at Kohls.com. The company was founded in 1962 and is headquartered in Menomonee Falls, Wisconsin.

Express Scripts, Inc.

We anticipate acquiring one fee simple free standing property and one leasehold property, both for Express Scripts, Inc., or Express Scripts, in St. Louis, Missouri for a purchase price of approximately $51.3 million. The tenant of the properties will be Express Scripts. One of the properties serves as the Express Scripts’ office headquarters and the other serves as its processing facility. The properties contain an aggregate of approximately 402,000 square feet of gross leasable area.

The original lease term for the properties is 10 years with an average of approximately 8.4 years currently remaining. The lease for the office headquarters contains contractual rental escalations of an average of 2% per year. Both of the leases are double net with the landlord responsible for roof and structure. The initial annual base rent is approximately $4.4 million.

We intend to fund the acquisition of the properties with proceeds from the sale of our common stock. We may finance the acquisition post-closing; however, there is no guarantee that we will be able to obtain financing on terms we believe are favorable or at all.

Express Scripts, Inc. (NasdaqGS: ESRX) provides a range of pharmacy benefit management services in North America. The company’s services include retail network pharmacy management and retail drug card programs, patient care contact centers, benefit plan design and consultation, electronic claims processing and assistance programs for low-income patients. The company also engages in the distribution of pharmaceuticals and medical supplies to providers and clinics. Express Scripts, Inc. serves HMOs, health insurers, third-party administrators, employers, union-sponsored benefit plans, workers’ compensation plans, government health programs, office-based oncologists, renal dialysis clinics, ambulatory surgery centers, primary care physicians, and retina specialists. The company was founded in 1986 and is headquartered in St. Louis, Missouri.

Description of Shares

The following data supplements, and should be read in conjunction with, the section of our prospectus entitled “Description of Shares — Distribution Policy and Distributions” on page 182 of the Prospectus.

The following table shows the sources for the payment of distributions for the years ended December 31, 2010, 2009 and 2008 (in thousands):

	Year Ended December 31, 2010
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Distributions paid in cash	$1,821	$2,118	$3,097	$4,590
Distributions reinvested	$1,407	$1,726	$2,584	$3,601
Total distributions	$3,228	$3,844	$5,681	$8,191
Source of distributions:
Cash flows provided by (used in) operations (GAAP basis)	$1,821	$2,118	$3,097	$4,590
Proceeds from issuance of common stock	$1,407	$1,726	$2,584	$3,601
Total sources	$3,228	$3,844	$5,681	$8,191

	Year Ended December 31, 2009
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Distributions paid in cash	$145	$250	$526	$967
Distributions reinvested	75	160	358	694
Total distributions	$220	$410	$884	$1,661
Source of distributions:
Cash flows provided by (used in) operations (GAAP basis)	$(1,215)	$(3,129)	$526	$967
Proceeds from issuance of common stock	1,435	3,539	358	694
Total sources	$220	$410	$884	$1,661

	Year Ended December 31, 2008
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Distributions paid in cash	$—	$57	$111	$127
Distributions reinvested	—	23	63	64
Total distributions	$—	$80	$174	$191
Source of distributions:
Cash flows provided by (used in) operations (GAAP basis)	$—	$57	$11	$127
Proceeds from issuance of common stock	—	23	63	64
Total sources	$—	$80	$174	$191